Exhibit 8.1

List of Subsidiaries

1.	Telemar Norte Leste S.A. (commonly referred to as Telemar)

2.	HiCorp Comunicações Corporativas S.A. (commonly referred to as HiCorp)

3.	Telemar Telecomunicações Ltda. (commonly referred to as TeTel)

4.	TNL PCS S.A. (commonly referred to as Oi)

5.	Pegasus Telecom S.A. (commonly referred to as Pegasus)

6.	Companhia AIX de Participações S.A. (commonly referred to as AIX)

7.	Telemar Internet Ltda. (commonly referred to as Telemar Internet)

8.	TNL Contax S.A. (commonly referred to as TNL Contax)

All subsidiaries are organized and incorporated under the laws of the Federative Republic of Brazil.